UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               GASCO ENERGY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                  367220 10 0
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 367220 10 0                                                PAGE 2 OF 4


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON           MARK A. ERICKSON

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   3,556,013
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      116,690
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      3,556,013
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      116,690
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       3,672,703
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.9%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 367220 10 0                                                PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Gasco Energy, Inc. ("Gasco"), par value $0.0001. The address of the principal executive office of Gasco is 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Mr. Mark Erickson. Mr. Erickson's address is Suite H-236, 14 Inverness Drive East, Englewood, Colorado 80112.

During the last five years, Mr. Erickson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Erickson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Erickson was a stockholder of Pannonian Energy, Inc., which was acquired by Gasco on March 30, 2001. As a result of that acquisition, Mr. Erickson's shares of Pannonian stock were exchanged for shares of Gasco stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Erickson is a director of Gasco. He presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D. Mr. Erickson will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 31, 2003, Mr. Erickson owned of record 2,397,756 shares of Gasco's common stock and had the right to acquire 1,025,000 shares pursuant to exercisable stock options exercisable within 60 days of the date hereof. In addition, Mr. Erickson owned of record 212 shares of Series B Preferred Stock, which are convertible into 133,257 shares of common stock. Mr. Erickson's wife, Jane M. Erickson, owned of record 116,690 shares as custodian for their minor children. Accordingly, Mr. Erickson beneficially owns 3,672,703 shares, which represents 7.9% of the class.

(b) As of December 31, 2003, Mr. Erickson had the sole power to vote and dispose of 3,556,013 shares and the shared power to vote and dispose of 116,690 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Erickson gifted 23,912 shares of common stock to a company employee, gifted 11,250 shares of common stock to his brother, and received 7 shares of Series B Preferred Stock as a dividend.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Erickson, except for Jane M. Erickson to the extent of the 116,690 shares owned of record by her as custodian.


(e) Mr. Erickson continues to be the beneficial owner of more than five percent of the outstanding common stock of Gasco.

CUSIP NO. 367220 10 0                                                PAGE 4 OF 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 2004                 /s/ MARK A. ERICKSON
     --------------------               ----------------------------------------
                                        Mark A. Erickson